Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

June 27, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Audio Recordings of the Investor call conducted on June 26, 2024

Please find below the link of the audio recordings of the Investor call, conducted on June 26, 2024.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2024-06/Investor%20Call%20Stock%20Exchange%20Intimation%20-%20Nicotinell%20Acquisition%20Jun%202024.mp3

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer, and Head-CSR